UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170167

DIVISION OF
CORPORATION FINANCE

February 21, 2017

Robert A. Freedman
Fenwick & West LLP
rfreedman@fenwick.com

Re: Sierra Oncology, Inc.
Incoming letter dated February 6, 2017

Dear Mr. Freedman:

This is in response to your letter dated February 6, 2017 concerning the shareholder proposal submitted to Sierra by Charlestown Capital Advisors, LLC. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John M. Rafferty
Morrison & Foerster LLP
jrafferty@mofo.com

February 21, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sierra Oncology, Inc.
Incoming letter dated February 6, 2017

The proposal requests that the board take the necessary steps under applicable state law to declassify the board of directors so that all directors are elected annually.

There appears to be some basis for your view that Sierra may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Sierra's 2017 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Sierra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

FENWICK & WEST LLP

SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

February 6, 2017

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Sierra Oncology, Inc. – 2017 Annual Meeting Omission of Stockholder Proposal of Charlestown Capital Advisors, LLC

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Sierra Oncology, Inc. (formerly known as ProNAi Therapeutics, Inc.), a Delaware corporation ("Sierra"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Sierra's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Charlestown Capital Advisors, LLC (the "Proponent"), from the proxy materials to be distributed by Sierra in connection with its 2017 annual meeting of stockholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Sierra's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the stockholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Sierra.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED: The stockholders of ProNAi Therapeutics, Inc. (the "Company") request that the Company's board of directors take the necessary steps under applicable state law to declassify the board of directors so that all directors are elected annually.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur with Sierra's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a- 8(i)(11) because the Proposal substantially duplicates a shareholder proposal previously submitted to Sierra that Sierra intends to include in the 2017 proxy materials.

III. Background

Sierra received the Proposal dated December 27, 2016 from the Proponent via an e-mail from the Proponent's legal counsel received on December 27, 2016 at 4:37 p.m. Pacific time and later via physical mail. The Proposal was accompanied by a cover letter from the Proponent, dated December 27, 2016. Copies of the e-mail from the Proponent's legal counsel, the cover letter and the Proposal are attached hereto as Exhibit A.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) Because it Substantially Duplicates Another Proposal Previously Submitted to Sierra that Sierra Intends to Include in its 2017 Proxy Materials.

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if it substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Commission has stated that the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. *See* Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal substantially duplicates the proposal previously submitted by Kenneth Kousky via an e-mail received by Sierra at 1:20 p.m. Pacific time on December 27, 2016 ("Mr. Kousky's Proposal") and later via physical mail. Mr. Kousky's Proposal was accompanied by a cover letter from Mr. Kousky dated December 27, 2016, information regarding Mr. Kousky and a separate letter from Merrill Lynch confirming Mr. Kousky's stock ownership as December 27, 2016. Sierra intends to include Mr. Kousky's Proposal in the 2017 proxy materials. Copies of the e-mail from Mr. Kousky, Mr. Kousky's cover letter, Mr. Kousky's Proposal and the letter from Merrill Lynch are attached hereto as Exhibit B.

The text of the resolution contained in Mr. Kousky's Proposal is copied below:

> RESOLVED, that the stockholders of ProNAi Therapeutics, Inc. (the "Company") urge the Board of Directors to take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2016 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2017 from completing the term for which such director was elected.

The substance of the Proposal and Mr. Kousky's Proposal is virtually identical. Mr. Kousky's Proposal requests that the Board of Directors "take all necessary steps… to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2016 be elected on an annual basis"; the Proposal requests that the Board of Directors "take the necessary steps… to declassify the board of directors so that all directors are elected annually." The Staff consistently has taken the position in various letters that stockholder proposals, even proposals that are less similar to one another than the Proposal and Mr. Kousky's Proposal, are substantially duplicative under Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same even if they differ in terms or breadth. *See Ford Motor Co.* (Feb. 15, 2011); *Wells Fargo & Co.* (Jan. 7, 2009); *General Motors Corp.* (Apr. 5, 2007); *Weyerhaeuser Co.* (Jan. 18, 2006); *Abbott Laboratories* (Feb. 4, 2004). Given the proposals' similarity, Sierra believes the proposals are substantially duplicative of one another and thus the Proposal may be properly excluded under Rule 14a-8(i)(11). See *Comcast Corp.* (Feb. 22, 2013); *Bristol-Meyers Squibb Co.* (Mar. 5, 2003).

V. Conclusion

For the reasons stated above, we respectfully request that the Staff concur in Sierra's opinion that the Proposal may be properly excluded from the 2017 proxy materials under Rule 14a-8(i)(11) because it substantially duplicates Mr. Kousky's Proposal.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at (650) 335-7292 or rfreedman@fenwick.com.

Sincerely,

Robert A. Freedman

Robert Freedman

Attachments

cc: Sukhi Jagpal
Sierra Oncology, Inc.

Raj Maheshwari
Charleston Capital Advisors

Exhibit A

From: Rafferty, John M. [mailto:JRafferty@mofo.com]
Sent: Tuesday, December 27, 2016 4:37 PM
To: 'drparfet@ameritech.net' <drparfet@ameritech.net>; Nick Glover <nglover@pronai.com>; James Smith <jsmith@pronai.com>; Diana Papove <dpapove@pronai.com>
Cc: 'Raj Maheshwari' <rm@charlestowncapital.com>; John Weber <jw@charlestowncapital.com>; Indick, Murray A. <MIndick@mofo.com>
Subject: ProNAi -- Shareholder Proposal Letter

Please find enclosed a stockholder proposal from Charlestown Capital Advisors, LLC regarding the declassification of the board of directors of ProNAi Therapeutics, Inc., which Charlestown requests be included in ProNAi's proxy statement for its 2017 annual meeting. A copy of the stockholder proposal has also been sent to you by overnight delivery.

In addition, Charlestown requests that ProNAi's board of directors voluntarily take certain other actions as described further below to bring ProNAi's corporate governance profile in line with other similarly situated companies of similar size. Charlestown is not submitting these additional actions as stockholder proposals for ProNAi's 2017 annual meeting, but instead is requesting that ProNAi's board of directors voluntarily take these actions.

In particular, Charlestown requests that the board (1) permit stockholders to call special meetings of the stockholders; (2) reduce the size of the board to a more manageable size in light of the company's current market capitalization; and (3) adopt stock ownership guidelines requiring senior management to own shares in the company representing a multiple of the executive's annual compensation (excluding unexercised stock options or unvested equity).

I understand that Charlestown will be reaching out to you separately to discuss these matters with you further.

Regards,

John

John M. Rafferty
Corporate Partner
Morrison & Foerster LLP
425 Market St. | San Francisco, CA 94105
P: (415) 268-6897 | C: (415) 283-9031 | F: (415) 276-7305
jrafferty@mofo.com | www.mofo.com

==

CHARLESTOWN CAPITAL ADVISORS, LLC

December 27, 2016

Delivery by UPS Overnight Delivery

Corporate Secretary
ProNAi Therapeutics, Inc.
2105 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Canada

Re: Stockholder Proposal to Declassify the Board of Directors

Dear Secretary:

Please find enclosed as Annex A a stockholder proposal from Charlestown Capital Advisors, LLC ("Charlestown"), which Charlestown requests be included in the ProNAi Therapeutics, Inc. (the "Company") proxy statement for the Company's 2017 annual meeting. The attached proposal relates to the declassification of the board of directors of the Company, and is submitted to you under Rule 14a-8 of the Securities Exchange Act of 1934, as amended. We hereby inform you that Charlestown is the beneficial owner of 310,000 shares of common stock of ProNAI, which is more than $2,000 in market value of the shares of the Company's common stock. We also hereby inform you that Charlestown intends to continue holding such securities through the date of the Company's 2017 annual meeting of stockholders.

Either Raj Maheshwari, the Managing Director of Charlestown, or another duly appointed representative of Charlestown will present the proposal for consideration at the Company's 2017 annual meeting.

Sincerely,

/s/ Raj Maheshwari

Raj Maheshwari
Managing Director
Charlestown Capital Advisors, LLC

17 State Street, Suite 3811, New York, NY 10004
Phone: (212) 201-4125 Fax: (212) 678-9230

ANNEX A

STOCKHOLDER PROPOSAL

RESOLVED: The stockholders of ProNAi Therapeutics, Inc. (the "Company") request that the Company's board of directors take the necessary steps under applicable state law to declassify the board of directors so that all directors are elected annually.

SUPPORTING STATEMENT

The election of directors is the primary avenue for stockholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. Classification of the board of directors, which results in only a portion of the board being elected annually, is not in the best interests of the Company and its stockholders.

The Company's board is divided into three classes, with approximately one-third of all directors elected annually to three-year terms. Eliminating this classification system would require each director to stand for election annually and would give stockholders an opportunity to register their views on the performance of the board collectively and each director individually on an annual basis.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director stockholders have far less control over who represents them."

We believe that electing all directors on an annual basis is one of the best methods available to stockholders to ensure that the Company will be managed in a manner that is in the best interest of stockholders.

WE URGE YOU TO VOTE **FOR** THIS RESOLUTION.

Exhibit B

From: Kenneth Kousky [mailto:kkousky@ip3inc.com]
Sent: Tuesday, December 27, 2016 1:20 PM
To: Nick Glover <nglover@pronai.com>; James Smith <jsmith@pronai.com>
Subject: Inclusion in the 2017 ProNAi shareholders meeting

Attn: Corporate Secretary of ProNAi Therapeutics, Inc.:

Please see attached shareholder proposal submitted in accordance with Rule 14a-8 and the Bylaws of ProNAi Therapeutics, Inc. for inclusion in ProNAi Therapeutics, Inc.'s proxy statement and notice of meeting to be sent to ProNAi Therapeutics, Inc.'s stockholders in connection with its 2017 Annual Meeting of Stockholders.

Ken Kousky

KENNETH KOUSKY

FISMA & OMB Memorandum M-07-16

December 27, 2016

Sent Via Email and Federal Express

ProNAi Therapeutics, Inc.
Attn: Corporate Secretary
2150 – 885 West Georgia Street
Vancouver, British Columbia V6C 3E8, Canada

Enclosed please find a proposal (the ***"Proposal"***) to be voted on by the stockholders of ProNAi Therapeutics, Inc. (the ***"Company"***) at the 2017 Annual Meeting of Stockholders of the Company (the ***"Annual Meeting"***). The Proposal is submitted by Kenneth Kousky (the ***"Proponent"***) and, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, is being sent to the Company for inclusion in the Company's proxy statement and notice of meeting to be sent to the Company's stockholders in connection with the Annual Meeting.

Pursuant to Rule 14a-8(b), the Proponent is eligible to submit the Proposal because the Proponent has continuously held over $2000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the Annual Meeting for at least one year prior to the date hereof. The Proponent intends to continue ownership of such securities through the date of the Annual Meeting.

Pursuant to the guidelines set forth under the heading *"Requirements for Stockholder Proposals to be Considered for Inclusion in our Proxy Materials"* in the Definitive Proxy Statement and Notice of 2016 Annual Meeting of Stockholders, this letter is being submitted to the Company by not later than December 28, 2016.

Attached is a letter from Debra Hardin, First Vice-President – Wealth Management, Merrill Lynch verifying that the Proponent continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submittal of the Proposal. As of the date hereof, the Proponent has continuously held the required number of shares for over a one-year period.

The Proponent is hereby submitting this notice (together with the attachments hereto, which Attachments are incorporated herein by reference, this ***"Notice"***) to the Company pursuant to the Bylaws of the Company (the ***"Bylaws"***), filed as Exhibit 3.4 to the Company's Registration Statement on Form S-1 (File No. 333-204921) filed with the Securities and Exchange Commission on June 12, 2015. Certain information required by Section 1.11.1 of the Bylaws relating to the Proposal and the Proponent is set forth on EXHIBIT 1 attached to this Notice.

The information set forth in this Notice comprises all the information that is required to be provided in connection herewith pursuant to the Bylaws. Inclusion of any additional information in this Notice shall not be deemed an admission that such information is required to be included herein pursuant to the Bylaws. The Proponent will, upon request, provide any additional information that may be reasonably requested to the extent germane to the Proposal.

Any claim that this Notice or that the Proposal is in any way defective or deficient, and all further correspondence on this matter, should be addressed to my attention at the above address or via email to kkousky@ip3inc.com, so that there is adequate opportunity to address any such claim in a timely fashion. The provision of this Notice is not an admission that the procedures set forth in the Bylaws are legal, valid or binding. In addition, I reserve all rights to challenge the validity of the Bylaws and reserves all rights to assert a claim for any damages or costs that I may sustain or incur, including attorneys' fees, in connection with disputes over the validity of this Notice or the Bylaws.

Thank you for your time and consideration.

Regards,

KENNETH KOUSKY

cc: Dr. Nick Glover, President and Chief Executive Officer, nglover@pronai.com
James, Smith, Vice President, Corporate Affairs, jsmith@pronai.com

TEXT OF STOCKHOLDER PROPOSAL

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that the stockholders of ProNAi Therapeutics, Inc. (the "Company") urge the Board of Directors to take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2016 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2017 from completing the term for which such director was elected.

SUPPORTING STATEMENT

This resolution was submitted by Kenneth Kousky.

The resolution urges the Board of Directors to facilitate a declassification of the Board. Having directors stand for elections annually makes directors more accountable to stockholders, and could thereby contribute to improving performance and increasing firm value. ISS continued to advise voting FOR proposals to repeal classified boards in its 2016 U.S. Proxy Voting Summary Guidelines. Additionally, as reported in the 2017 Proxy Paper Guidelines, Glass Lewis favors the repeal of staggered boards and the annual election of directors. Empirical studies have shown: (i) staggered boards are associated with a reduction in a firm's valuation; and (ii) in the context of hostile takeovers, staggered boards operate as a takeover defense, which entrenches management, discourages potential acquirers, and delivers a lower return to target shareholders.

The significant stockholder support for declassification proposals is consistent with empirical studies reporting that:

- Additional research found that charter-based staggered boards "reduce the market value of a firm by 4% to 6% of its market capitalization" and that "staggered boards bring about and not merely reflect this reduction in market value." *(Lucian Bebchuk, Alma Cohen, "The Costs of Entrenched Boards" (2004)).*

- A study reaffirmed that classified boards reduce shareholder value, finding "that the ongoing process of dismantling staggered boards, encouraged by institutional investors, could well contribute to increasing shareholder wealth." *(Lucian Bebchuk, Alma Cohen and Charles C.Y. Wang, "Staggered Boards and the Wealth of Shareholders: Evidence from a Natural Experiment," SSRN: http://ssrn.com/abstract=1706806 (2010), p. 26).*

- In 2013, 91% of S&P 500 companies had declassified boards, up from approximately 40% a decade ago. (*Spencer Stuart Board Index, 2013, p. 4).*

- Takeover targets with classified boards are associated with lower gains to stockholders *(Bebchuk, Coates and Subramanian, 2002).*

- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions *(Masulis, Wang and Xie, 2007)*.

- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance *(Faleye, 2007)*.

I believe that the annual election of all directors is the most effective way that stockholders can influence the direction of the Company, communicate satisfaction or dissatisfaction to the board and ensure that the board of directors is continuously acting in the best interest of the Company's stockholders.

PLEASE VOTE FOR THIS PROPOSAL TO MAKE DIRECTORS MORE ACCOUNTABLE TO STOCKHOLDERS.

EXHIBIT 1

CERTAIN INFORMATION REGARDING KENNETH KOUSKY AND THE PROPOSAL

NAME: Kenneth Kousky

ADDRESS: ***FISMA & OMB Memorandum M-07-16***

CLASS AND NUMBER OF SHARES: 1,758 shares of common stock

Mr. Kousky is not as of the date of this Notice a party to any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of this Notice by Mr. Kousky, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of stock of the Company.

Mr. Kousky is a holder of record of stock of the Company entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to propose the Proposal.

Mr. Kousky does not currently intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to carry the Proposal unless the Company excludes the Proposal from the Company's proxy statement for the Annual Meeting.

23398416.2

Debra L. Hardin, CFP®,CIMA®,CAP®
First Vice President
Wealth Management Advisor
The Hardin Group
Merrill Lynch Wealth Management
4805 Towne Centre Road STE 200
Saginaw, MI 48604
www.fa.ml.com/debra_hardin
T 989.791.8412 **T 866.240.1934**
F 989.607.1509
debra_hardin@ml.com

Merrill Lynch
Bank of America Corporation

December 27, 2016

Kenneth W. Kousky

FISMA & OMB Memorandum M-07-16

Ken Kousky has continuously and beneficially owned shares having a market value $2,000 or more of ProNI Therapeutics in his Trust account held at Merrill Lynch.

All the best,

Debra

The Hardin Group
Debra Hardin, CFP®, CIMA®, CAP®
First Vice President-Wealth Management
Wealth Management Advisor

AR65DRTW